VIA EDGAR

March 25, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re: SaaSMAX, Inc.

Form 10-Q for the Quarterly Period ended September 30, 2012 filed November 9, 2012

File No. 333-174403

Dear Ladies and Gentlemen:

At the request of SaaSMAX, Inc., (the “Company”), we are again responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated March 1, 2013 from Stephen Krikorian of the Commission to Dina Moskowitz, Chief Executive Officer of the Company, relating to Form 10Q for the Quarterly Period Ended September 30, 2012.

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Financial Statements

Note 1. The Company, Basis of Presentation and Summary of Significant Accounting Policies, page 7

1.        Please explain how you determine that expenses for goods and services are recorded in the proper period. Tell us how you account for unpaid costs and expenses for which the benefit has been received or the services have been provided. Describe how you ensure that there are no unrecorded liabilities as of the date of your financial statements. Explain whether you are aware of any unprocessed invoices, unrecorded commitments or contingent liabilities for each period presented.

Response

In recording expenses for services received, the invoice is examined to determine when the service was rendered. The expense is then recorded in the period that the service was incurred, regardless of the date on the invoice. Expenses for goods are recorded when the ownership of the goods has passed to the Company whether through payment to the vendor or agreement with the vendor. A monthly accrual is generally made for ongoing, recurring consulting services. If a payment is made for services or goods that have not been accrued for and the date of the payment for either the goods or services falls within the same quarterly reporting period in which the services were rendered or the goods were purchased, we record the expense or capitalize the asset on the date of the payment rather than the exact date of the invoice or month that the service related to. As a small company, our focus is primarily to record the expense in the proper quarterly reporting period rather than the exact date or month. To ensure that unpaid costs and expenses for which the benefit has been received or the services have been provided are properly accrued for, at the end of each quarterly reporting period, if an invoice has not been received but we know that services have been rendered we record an accrual for the expense. Additionally, we continue to review cash disbursements and credit card charges made subsequent to the quarter’s end to determine if any additional accruals should be made. We occasionally make a general accrual at the end of the reporting period to offset any potential unknown liabilities that we may not be aware of at the time of filing. This helps ensure that there are no materially unrecorded liabilities as of the date of the financial statements. Aside from one invoice for $225 and 28,900 options valued at approximately $16,400 that were not properly accrued for as of September 30, 2012, we are not aware of any unprocessed invoices, unrecorded commitments or contingent liabilities as of September 30, 2012 and December 31, 2011. The $225 invoice and $16,400 of stock options were disclosed in our Form 8-K/A-2 filed with the Securities and Exchange Commission on February 12, 2013.

Note 10. Stock Option and Other Benefit Plans, page 20

2.        Please provide us with the following information in chronological order for stock option grants and other equity related transactions since January 19, 2011 (inception): (For purposes of convenience, we have numbered each Bullet Point below)

(a)     the nature and type of stock option or other equity related transaction;

(b)     the date of grant/issuance;

(c)     description/name of option or equity holder;

(d)     the reason for the grant or equity related issuance;

Response to Bullet Points (a), (b), (c) and (d)

See 12-31-12 SaaS Stock Option Detail and 12-31-12 SaaS Shareholder List Attached hereto

(e)     identify any options granted to consultants and the timing of their services as well as any side arrangements made with consultants to grant options;

Response to Bullet Point (e)

All options granted were to consultants. The basis for the issuing of options to consultants is not consistent among all consultants and occasionally consultants will be issued options although they are not specified in their agreements. The following consultants have “Option Terms” in their agreements:

1)       Eric Ho - Per 5/1/12 agreement - $1K per month & 1500 options for first 20 hours, 200 options per hour in excess of 20 hours up to 40 hours. Exercisable at $.92 per share.

2)       Donna Olmstead - Per 7/1/12 agreement: 7/1-8/31/12 $1K per month for 20 hours, 175 stock option per hour for each hour over 20 (not to exceed 40).

3)       Laura Davis - Per 4/1/12 agreement - $2000 per month payable with $500 in cash and 4285 shares of common stock at $0.35 per share. Appendix B - 6300 options for 4/1-6/30/12 - Appendix C - 3500 option for 7/1-8/30/12

4)       Dan Neel - Per 10/5/12 agreement - $500 per month cash plus 700 options per month exercisable at $0.92 per share.

(f)      the number of options or equity instruments granted or issued;

(g)     the exercise price or conversion price;

(h)     the fair value of underlying shares of common stock;

Response to Bullet Points (f), (g), and (h)

See 12-31-12 SaaS Stock Option Detail and 12-31-12 SaaS Shareholder List Attached hereto

(i)       adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

Response to Bullet Point (i)

No adjustments were made.

(j) the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

Response to Bullet Point (j)

As of September 30, 2012 the Company had entered into three separate Convertible Promissory notes in the amount of $25,000 for a total amount borrowed of $75,000. The Convertible Notes may be converted at any time prior to the Maturity Date (1 year from date entered into) into shares of common stock of the Company on the basis of one share of such stock for each $0.35 in unpaid principal and accrued interest. Utilizing the price per share for which our stock had last been sold in a private placement, the fair market value of our Common Stock at the date these notes were entered into was determined to be $0.92 per share. The resulting beneficial conversion feature (“BCF”) for each of the notes was calculated to be $25,000 (total of $75K beneficial conversion feature). Accordingly, we debited the Discount on Note Payable for $75K and credited Paid in Capital $75,000. At September 30, 2012, we calculated the amortization of the BCF to be $9,726. This amount was debited to Interest Expense and credited to the Discount on Note Payable. The reconciliation at September 30, 2012 is as follows:

Convertible Notes Payable	$ 75,000
Discount due to BCF	(75,000)
Amortization of discount due to BCF	9,726
9/30/12 Convertible Notes Payable, net per FS	$ 9,726

(k) the amount and timing of expense recognition;

Response to Bullet Point (k)

The vesting schedule for our options granted mirrors the period in which the services have been or will be rendered. See 12-31-12 SaaS Stock Option Detail for timing of stock option expense. We have only issued common stock shares to one consultant. These shares (100,012 to On Demand) were issued on October 21, 2011 with a fair market value of $20,002 and were for services rendered during Q4 2011. Accordingly, the $20,002 was expensed during Q4 2011.

(l) Indicate for each option grant or equity related transaction what valuation methodology used.

Response to Bullet Point (l)

Options are valued using the Black Scholes Option Pricing model. Stock issued for services is valued at the fair market value of the common stock at the time the services are rendered.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100. We appreciate the courtesies and cooperation of the Staff.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham

Brad Bingham

SaaSMax
12-31-12 Stock Option Detail
Non-Qualified Stock Options

Name	Amount	Exercise Price	Stock Price	Vesting	Grant Date	Black Scholes Value
Stan Moskowitz	20,000	0.20	0.20	10K 8/1/11, 10K 10/31/11	8/1/2011	2,470
Jeremy Aber	20,000	0.20	0.20	Qtrly beginning 8/1/11	8/1/2011	2,470
Clinton Gatewood	20,000	0.20	0.20	Qtrly beginning 8/1/11	8/1/2011	2,470
Sean Craft	10,000	0.20	0.20	qtrly beginning 10/31/11	10/1/2011	1,235
Lane Smith	20,000	0.35	0.20	qtrly beginning 1/31/2012	1/1/2012	2,463
Laura Davis	10,000	0.35	0.35	5K on 1/1/12, 5K on 3/1/12	1/1/2012	2,155
Coastal Data Service	5,000	0.35	0.35	100% on 1/1/2012	1/1/2012	1,078
Stacey Osibov	25,000	0.35	0.35	100% on1/1/2012	1/1/2012	5,389
Stan Moskowitz	50,000	0.35	0.35	50% on 1/1/12, 50% on 7/1/12	1/1/2012	10,777
Janine Soika	10,000	0.35	0.35	5K on 1/1/12, 5K on 3/1/12	1/1/2012	2,155
Ian Moyse	10,000	0.35	0.35	qtrly beginning 1/31/2012	1/16/2012	2,154
Clinton Gatewood	10,000	0.92	0.92	100% on 7/1/12	7/1/2012	5,665
Glenn Driban	5,000	0.92	0.92	100% on 7/1/12	7/1/2012	2,833
Stan Moskowitz	25,000	0.92	0.92	100% on 7/1/12	7/1/2012	14,163
Randy Stultz	10,000	0.92	0.92	100% on 7/1/12	7/1/2012	5,665
Coastal Data	20,000	0.35	0.92	100% on 7/1/12	7/1/2012	14,357
Eric Ho	7,700	0.92	0.92	100% on 7/1/12	7/1/2012	4,362
On Demand	40,005	0.20	0.92	100% on 7/1/12	7/1/2012	31,320
Laura Davis	6,300	0.35	0.92	100% on 7/1/12	7/1/2012	4,522
Eric Ho	14,900	0.92	0.92	100% on 10/1/12	10/1/2012	8,435
Donna Olmstead	14,000	0.92	0.92	100% on 10/1/12	10/1/2012	7,925
Bob Eres	10,000	0.92	0.92	qtrly beginning 12/31/12	10/1/2012	5,661
Regina Ciardiello	10,000	0.92	0.92	qtrly beginning 12/31/12	10/1/2012	5,661
Stanley Moskowitz	15,000	0.92	0.92	100% on 10/1/12	10/1/2012	8,491
Henry Briffel	10,000	0.92	0.92	100% on 10/1/12	10/1/2012	5,661
Eric Ho	10,300	0.92	0.92	100% on 12/31/12	12/31/2012	5,833
Donna Olmstead	21,000	0.92	0.92	100% on 12/31/12	12/31/2012	11,894
Laura Davis	10,500	0.92	0.92	100% on 12/31/12	12/31/2012	5,947
Dan Neel	2,100	0.92	0.92	100% on 12/31/12	12/31/2012	1,189

Grand Total	441,805				Stock option expense	$184,400

SaaSMax
12-31-12 Stock Option Detail - Continued
Non-Qualified Stock Options
		Expense
Name	Amount	QE 9/30/11	QE 12/31/11	QE 3/31/12	QE 6/30/12	QE 9/30/12	QE 12/31/12	QE 3/31/13	QE 6/30/13	QE 9/30/13	Total
Stan Moskowitz	20,000	1,647	823								2,470
Jeremy Aber	20,000	549	823	823	274						2,470
Clinton Gatewood	20,000	549	823	823	274						2,470
Sean Craft	10,000		309	309	309	309					1,235
Lane Smith	20,000			616	616	616	616				2,463
Laura Davis	10,000			2,155							2,155
Coastal Data Service	5,000			1,078							1,078
Stacey Osibov	25,000			5,389							5,389
Stan Moskowitz	50,000			5,389		5,389					10,777
Janine Soika	10,000			2,155							2,155
Ian Moyse	10,000			539	539	539	539				2,154
Clinton Gatewood	10,000					5,665					5,665
Glenn Driban	5,000					2,833					2,833
Stan Moskowitz	25,000					14,163					14,163
Randy Stultz	10,000					5,665					5,665
Coastal Data	20,000					14,357					14,357
Eric Ho	7,700				4,374						4,374
On Demand	40,005					31,320					31,320
Laura Davis	6,300				4,530						4,530
Eric Ho	14,900						8,435				8,435
Donna Olmstead	14,000						7,925				7,925
Bob Eres	10,000						1,415	1,415	1,415	1,415	5,661
Regina Ciardiello	10,000						1,415	1,415	1,415	1,415	5,661
Stanley Moskowitz	15,000						8,491				8,491
Henry Briffel	10,000						5,661				5,661
Eric Ho	10,300						5,833				5,833
Donna Olmstead	21,000						11,894				11,894
Laura Davis	10,500						5,947				5,947
Dan Neel	2,100						1,189				1,189
											—
											—
Grand Total	441,805	$2,744	$2,779	$19,275	$10,916	$80,855	$59,360	$2,831	$2,831	$2,831	$184,421

SaaSMax
12-31-12 Stock Option Detail - continued
Non-Qualified Stock Options

Name	Amount	Period in Which Service Provided	Reason for Grant
Stan Moskowitz	20,000	8/1/11 for services through 12/31/11	legal counsel- advisory - corporate, SEC
Jeremy Aber	20,000	8/1/11-7/31/12	legal- saas licensing - Strategic Advisory Board
Clinton Gatewood	20,000	8/1/11-7/31/12	Strategic Advisory Board- channel expertise/operations/marketing
Sean Craft	10,000	10/1/11-9/30/12	Strategic Advisory Board-SaaS expertise
Lane Smith	20,000	1/1/12-12/31/12	Strategic Advisory Board- channel expertise/MSP recruitment
Laura Davis	10,000	for services in Q1 2012	channel expertise, app vendor contract expert/liason
Coastal Data Service	5,000	for services in Q1 2012	System adminstration
Stacey Osibov	25,000	for services in Q1 2012	Drupal development
Stan Moskowitz	50,000	for services provided in Q-1 & Q-3 2012	legal counsel- advisory - corporate, SEC, SaaS licensing, contractor agreements etc
Janine Soika	10,000	for services and counsel in Q1 2012	Channel Marketing expertise - app vendor onboarding/recruiting/channel marketing expertise
Ian Moyse	10,000	for services provided throughout 2012	Strategic Advisory Board - UK provided many warm introductions
Clinton Gatewood	10,000	for services to be provided in Q3	Strategic Advisory Board- channel expertise/operations/marketing
Glenn Driban	5,000	for services/counsel in Q3 2012	Software development advice - participation in team discussions/strategy
Stan Moskowitz	25,000	for additional services Q3 2012	legal counsel- advisory - corporate, SEC, SaaS licensing, contractor agreements etc
Randy Stultz	10,000	for services in Q3 2012	To incentive performance despite low cash compensation- provides Channel Sales expertise - Solution Provider coaching and Biz Dev at discount
Coastal Data	20,000	for services in Q3 2012	System adminstration- going over and above expected effort
Eric Ho	7,700	for services in Q2 2012	Software development/architecture and Project management, part of contract to compensate for hours
On Demand	40,005	for services in Q3 2012	per contract and achieving milestones related to app vendors and resellers in SaaSMAX- critical to success of SaaSMAX
Laura Davis	6,300	for services in Q2 2012	per contract in lieu of cash compensation over certain # hours worked
Eric Ho	14,900	for services in Q3 2012	per contract in lieu of cash compensation over certain # hours worked
Donna Olmstead	14,000	for services in Q3 2012	per contract in lieu of cash compensation over certain # hours worked
Bob Eres	10,000	for services 10/1/12-9/30/13	Strategoc Advisory Board member- sales and engagement strategist
Regina Ciardiello	10,000	for services 10/1/12-9/30/13	Moved from paid consultant to Strategic Advisory Board member in fall 2012- marketing communications in the SMB channel
Stanley Moskowitz	15,000	for additional services in Q4 2012	legal counsel- advisory - corporate, SEC, SaaS licensing, contractor agreements etc
Henry Briffel	10,000	for services in Q4 2012	for social media consulting services to incentive performance despite low cash compesnation
Eric Ho	10,300	for services in Q4 2012	per contract in lieu of cash compensation over certain # hours worked
Donna Olmstead	21,000	for services in Q4 2012	per contract in lieu of cash compensation over certain # hours worked
Laura Davis	10,500	for services in Q4 2012	per contract in lieu of cash compensation over certain # hours worked
Dan Neel	2,100	for services in Q4 2012	per contract, in lieu of cash compensation

Grand Total	441,805

SaaSMax Shareholder List
As of December 31, 2012
Date	Name	Reason for Issuance	# of Shares	Price per share	Value	144 or Registered?
01/31/2011	Dina Moskowitz	Issued to founders as "Founder Shares" at par value.	2,599,988	0.001	2,600	144
01/31/2011	Tony Osibov	Issued to founders as "Founder Shares" at par value.	300,000	0.001	300	144
02/17/2011	Shana Saichek	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
02/17/2011	Fu, LLC	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	500,000	0.20	100,000	Registered
02/17/2011	Jeffrey Fink	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
02/17/2011	Ivy Gordon	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
02/23/2011	Rodney Moskowitz	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
02/23/2011	Wendy Moskowitz	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
02/23/2011	Steven Bellach	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	10,000	0.20	2,000	Registered
02/23/2011	Gregory Robin	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	25,000	0.20	5,000	Registered
02/23/2011	Nikolas Souris	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,500	0.20	1,100	Registered
02/23/2011	Walter Straub	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
02/25/2011	Robert A. Strahl Trustee	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
02/25/2011	Lee Cunningham	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	7,500	0.20	1,500	Registered
02/25/2011	Robert A. Strahl Trustee	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	7,500	0.20	1,500	Registered
02/25/2011	Alan Altman	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	25,000	0.20	5,000	Registered
02/25/2011	Sterling Lapinski	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	37,500	0.20	7,500	Registered
02/25/2011	Amy Lapinski	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	37,500	0.20	7,500	Registered
02/28/2011	Michael Gencarella	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	100,000	0.20	20,000	Registered
03/02/2011	Scott Bowbrow	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
03/02/2011	Derik Cahill	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	2,500	0.20	500	Registered
03/02/2011	Michelle Cahill	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	2,500	0.20	500	Registered
03/03/2011	Ian Mausner	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	50,000	0.20	10,000	Registered
03/03/2011	Howard Robin	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	50,000	0.20	10,000	Registered
03/03/2011	Richard Rogers	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
03/03/2011	Jason Galea	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	2,500	0.20	500	Registered
03/07/2011	Ryan Neely	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
03/11/2011	Carole Robin	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	5,000	0.20	1,000	Registered
03/11/2011	Dalia Cohen	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	2,500	0.20	500	Registered
03/16/2011	Viviane Moskowitz	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	2,500	0.20	500	Registered
03/16/2011	Denmoss	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	12,500	0.20	2,500	Registered
03/16/2011	Phoenix International Apparel	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	12,500	0.20	2,500	Registered
03/16/2011	Stanley Moskowitz	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	2,500	0.20	500	Registered
03/25/2011	Glickman Family Trust	Purchased in private placement and included in Registration Statement that went effective on 10/14/11	50,000	0.20	10,000	Registered
10/21/2011	On Demand	Shares issued for services rendered during Q4 2011	100,012	0.20	20,002	144
01/31/2012	Fu, LLC	Purchased shares	214,286	0.35	75,000	144
03/10/2012	Derik Cahill	Transferred from Dina Moskowitz's Founder Shares. Value does not change.	100,012	0.001	100	144
04/04/2012	Michael Gancarella	Purchased shares	71,428	0.35	25,000	144
05/01/2012	Robert A. Strahl Trustee	Purchased pursuant to 4/5/12 private placement	5,435	0.92	5,000	144
05/15/2012	Evolution Lending	Purchased pursuant to 4/5/12 private placement	38,043	0.92	35,000	144
Total Common Stock	O/S at 12/31/12		4,429,704		363,102